Registration No.
Page 1 of Pages                                Investment Company
                                            Act File No. 33-26356
   _________________________________________________________________

                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                         AMENDMENT NO. 2
                                to
                             FORM N-5
                 REGISTRATION STATEMENT OF SMALL BUSINESS
                         INVESTMENT COMPANY
                               Under
                  THE INVESTMENT COMPANY ACT OF 1940

                         Dated June 17, 1997
                        ______________________

                   UNITED CAPITAL INVESTMENT CORP.
        (Exact name of registrant as specified in charter)

                  60 East 42nd Street, Suite 1515
                     New York, New York 10165
               (Address of principal executive offices)


                     RAYMER W. MCQUISTON, ESQ.
                      Hill, Betts & Nash LLP
                One World Trade Center, Suite 5214
                      New York, New York 10048
    (Exact name and address of Agent for Service of Process)

     The Registrant hereby amends this Registration Statement in accordance with Section 8(b) of the Investment Company Act of 1940.

 1. Organization and Business

 2. Fundamental Polices of the Registrant

 3. Policies With Respect to Security Investments

 4. Ownership of Voting and Convertible Securities of Other
    Issuers

 5. Special Tax Provisions Applicable to Registrant

 6. Pending Legal Proceedings

 7. Summary of Earnings

 8. Persons in Control  Relationship With Registrant

 9. Persons Owning Equity Securities of Registrant

10. Number of Holders of Equity Securities

11. Directors and Executive Officers

12. Members of Advisory Board of Registrant

13. Remuneration of Directors, Officers and Members of Advisory
    Board

14. Indemnification of Directors and Officers

15. Custodians of Portfolio Securities

16. Investment Advisers

17. Business and Other Connections of Investment Advisers and
    Their Managements

18. Interest of Affiliated Persons in Certain Transactions
    Capital Stock

19. Long-term Debt

20. Other Securities

21. Financial Statements

PART I.INFORMATION REQUIRED IN REGISTRATION STATEMENT UNDER
       THE INVESTMENT COMPANY ACT OF 1940

Item 1.  Organization and Business

     United Capital Investment corp. (the "Company") was formed as a New York corporation on May 11, 1984 for the purpose of operating as a Specialized Small Business Investment Company ("SSBIC") (formerly characterized as a Minority Enterprise Small Business Investment Company), is licensed under the Small Business Investment Act of 1958 (the "1958 Act"), and regulated and financed in part by the United States Small Business Administration ("SBA"). The Company currently maintains offices at 60 East 42nd Street, Suite 1515, New York, New York 10165 (telephone: 212-682-7210).

     The Company is registered as a non-diversified, closed-end investment company under the Investment Company Act of 1940, as amended (the "1940 Act") and is taxed as a "regulated investment company" under the Internal revenue Code of 1954, as amended (the "Code"). See "Item 5." The Company's business is to provide financing to persons who qualify under SBA regulations as socially or economically disadvantaged persons or to entities which are at least 50% owned, controlled and managed by such persons. The Company concentrates at least twenty percent (20%) or more of the value of its assets in the following group of industries: wholesale and retail trade; services; and manufacturing. These businesses are primarily comprised of restaurants, fast food businesses, grocery stores, dry cleaners and laundromats, import-export businesses, garage services and taxi cabs located primarily in New York, New Jersey and Connecticut.

     The Company was granted a license to operate as an SSBIC by the SBA on February 5, 1985. At such time, the shareholders of the Company consisted of Paul Lee, Pei Chung Lee, Simon Lai and James Yu. The initial shareholders had contributed a total of approximately $1,030,000 to the capitalization of the Company. In 1986 and 1987, the Company received its initial financing from the SBA through the sale to the SBA of 1,000 shares of Preferred Stock for a total of $1,000,000 and the issuance to the SBA of Subordinated Debentures in the aggregate principal amount of $2,000,000. The Company is actively operating as an SSBIC.

     In 1989, the Company offered 49,000 shares of its common stock, $.01 par value (the "Common Stock"), at a purchase price of $10.40 per share pursuant to its Registration Statement. The Company currently has outstanding a total of 199,000 shares of Common Stock.

SSBIC Benefits

     (a) General. As an SSBIC, the Company is eligible to receive certain financing from the SBA on favorable terms, and the Company and its stockholders are entitled to certain tax benefits, both described below.
The SBA has a certain amount of discretion in determining the type and amount of financing that will be made available to an SSBIC. In addition, there are certain restrictions and requirements to which the Company is subject by virtue of its being an SSBIC. See "SBA Regulations", below.

     (b) Background. Small Business Investment Companies ("SBICs") were created under the 1958 Act as a vehicle for providing equity capital, long-term loan funds and management assistance to small business. In general, the SBA considers a business to be "small," and therefore eligible to receive loans from an SSBIC, only if its net worth does not exceed $6,000,000 and if the average of its net annual income after taxes for the preceding two years was not more than $2,000,000 or the Borrower meets the size standard adopted by the SBA for the industry in which it is then engaged. Although SBICs are privately owned, they are licensed, regulated and sometimes financed in part by the SBA. SSBICs are SBICs which specialize in providing equity funds, long-term loans and management to individuals, or to small business concerns at least 50% owned and managed by individuals, from groups in the United States that are socially or economically disadvantaged, such as Blacks, Indians, Eskimos, persons of Mexican, Puerto Rican, Cuban, Filipino or Asian extraction, Vietnam War era veterans, and other groups which fall within SBA guidelines relating to socially or economically disadvantaged persons.

     (c) Benefits. The principal benefits to the Company as a result of its being licensed as an SSBIC are as follows:

     1. The SBA is authorized to purchase shares of nonvoting preferred stock of an SSBIC which provide for preferred and cumulative dividends. For a discussion of the amount of preferred stock of the Company previously acquired by the SBA, see "Item 20" below.

     2. The SBA is also authorized to purchase debentures issued by an SSBIC which loans funds to, but does not invest in the equity of, small businesses. For a discussion of the amount of debentures sold to the SBA, see "Item 20" below.

     3. The tax benefits to a company licensed as an SSBIC and to its shareholders are discussed below in "Item 5."

SBA Regulation.

     The Company, as a holder of a license from the SBA to operate as an SSBIC is subject to broad regulations by the SBA with respect to various aspects of its ownership and operation. The Company is subject to certain restrictions and requirements under the 1958 Act and SBA regulations thereunder. These restrictions and requirements include, but are not limited to, the following:

     (i) The interest rate charged by SSBICs on loans to small businesses may not exceed the greater of 19% per annum or 11% above the current announced rate of the most recent sales of debentures by the SBIC funding corporation.

     (ii) The aggregate commitments by an SSBIC to any single small business enterprise may not exceed 30% of the aggregate paid-in capital and paid-in surplus of the SSBIC.

     (iii) Management and advisory services must be performed by an SSBIC in accordance with a written contract and certain record-keeping requirements must be satisfied.

     (iv) The term of SSBIC loans to small businesses may not exceed 20 years.

     (v) Prior written consent of the SBA is required in the event of any proposed transfer of control of an SSBIC and any proposed transfer of 10% or more of any class of an SSBIC's stock ownership by any person or group of persons acting in concert owning 10% or more of any class of an SSBICs stock.

     (vi) Limitations are imposed on the ability of the officers, directors, managers or 10% stockholders of an SSBIC to become an officer, director, manager or 10% stockholder of another SSBIC.

     (vii) Prior written consent of the SBA is required in the event of a merger, consolidation or reorganization of an SSBIC.

     (viii) SSBIC funds in excess of $1,000 not invested or loaned to small businesses and not applied to the conduct of its operations are required to be deposited in, or invested in time deposits of, federally-insured banks.

     An SSBIC may not control its investee companies except to the extent temporarily required to protect its investment. Additionally, SBA regulations require SSBICs to conduct active operations. An SSBIC is inactive and thus violates SBA Regulations if at the close of any fiscal year it has more than 20% of its assets in idle funds and if it has failed to provide financing aggregating 20% of the average amount of its idle funds during the past eighteen months. The SBA requires the SSBIC to submit written justification of such inactivity.

     As part of the regulatory framework, SSBICs are subject to examinations by SBA agents at least once annually and are required to pay examination fees and maintain certain records, files, internal control programs and reports. Moreover, the SBA is authorized to suspend an SSBIC's license, issue cease and desist orders, remove officers and directors of an SSBIC, subpoena witnesses and records, apply for injunctions to the appropriate district court, and apply for further acts of enforcement to the appropriate U.S. Circuit Court of Appeals.

Item 2. Fundamental Policies of the Registrant

     (a) Issuance of Senior Securities. The Company is authorized by its Certificate of Incorporation to issue shares of 3% cumulative Class A preferred stock, $1,000 par value (the "Class A Preferred Stock"), 4% cumulative Class B preferred stock, $1,000 par value (the "Class B Preferred Stock"), and subordinated debentures to the SBA pursuant to the applicable provisions of the 1958 Act, and the regulations promulgated thereunder. As of December 31, 1993, the Company had repurchased its Class A Preferred Stock through the SBA Repurchase Program. As of December 31, 1996, the Company had issued 900 shares of its Class B Preferred Stock to the SBA for a total of $900,000. The Company has issued ten-year subordinated debentures ("Subordinated Debentures") to the SBA as follows:

Principal Amount   Date of Maturity     Annual Rate of Interest
                                       1st 5 Years   2nd 5 Years

   $400,000        September 1, 2001       5.33%        8.33%
 $1,400,000        December 18, 2006       7.08%        7.08%

     The Company intends to issue preferred stock and subordinated debentures to the SBA in the maximum amounts permissible under the 1958 Act and the applicable regulations. The SBA's claims are subordinated only in favor of lenders not Associated with the Company with respect to the Subordinated Debentures unless the SBA otherwise consents to subordinate any of its claims in writing.

     (b) Borrowing of Money. The Company is authorized by its Certificate of Incorporation to borrow money and issue debenture bonds, promissory notes and other obligations, subject to SBA regulatory limitations. The Company reserves the right to borrow additional funds if determined by the Company's Board of Directors to be in the best interests of the Company. The Company has the power to borrow funds from banks, trust companies, other financial institutions, the U.S. Small Business Administration or any successor agency and/or other private or governmental sources, if determined by the Company's Board of Directors to be in the best interests of the Company. At December 31, 1996, the Company utilized $350,000 of its $500,000 line of credit with the Hong Kong & Shanghai Banking Corporation.

     (c) Underwriting. The Company has not engaged, and does not intend to engage, in the business of underwriting the securities of other issuers.

     (d) Concentration of Investments. The Company has engaged, and intends to continue to engage, primarily in the business of financing the acquisition and/or operation of a variety of retail businesses which include but are not limited to restaurants, fast food operations, grocery stores, dry cleaners and laundromats, import-export businesses, garage services and taxi cabs located primarily in New York, New Jersey and Connecticut, by those persons defined by SBA regulations as socially or economically disadvantaged persons or entities which are at least 50% owned by persons so defined as socially or economically disadvantaged. The Company will concentrate at least twenty-five percent (25%) or more of the value of its assets in the following group of industries: wholesale and retail trade; services; and manufacturing. No loans are to businesses owned or controlled by affiliated or interested persons of the Company as defined in Sections 2(a)(3) and (19) of the 1940 Act.

     (e) Real Estate. The Company has not engaged, and does not intend to engage, in the purchase and sale of real estate.

     (f) Commodities Contracts. The Company has not engaged, and does not intend to engage, in the purchase and sale of commodities or commodities contracts.

     (g)Loans. The Company has made, and will continue to make, loans to small business concerns in accordance with the provisions of the 1958 Act and the regulations issued by the SBA thereunder. Since obtaining its SBA license on February 5, 1985, the Company had, as of December 31, 1996, made loans to small business concerns in the aggregate principal amount of $16,735,075, of which $3,690,880 was outstanding on December 31, 1996.

     A substantial portion of the Company's loans have been made in the past to owners of wholesale and retail trade; services, and manufacturing businesses. The Company currently anticipates that a substantial portion of its financing operations will continue to be directed at purchasers or owners of wholesale and retail trade; services; and manufacturing businesses. The Company reserves the right, subject to any limitations imposed by SBA regulations or the 1940 Act or to shareholder approval of a change in what constitutes a fundamental policy of the Company, if its Board of Directors deems it to be in the Company's best interest, to make loans to and investments in any business that would be allowed by applicable SBA regulations.

     Loans made by the Company are subject to certain restrictions imposed by the SBA as to interest rates (as described above ) and term (currently, no more than 20 years). Reference is made to the discussion under the heading "SBA Regulations", Item 1 for more detailed information in this regard. Generally, such loans have been and will continue to be made to finance the acquisition and operation of retail businesses, will be secured by fixtures, equipment, other related assets, real estate (if available) and shares of stock of the borrower (if available) and will in many cases be personally guaranteed by owners of the company owning the retail business. As stated above, the Company may revise the nature of its loan portfolio at such time as its Board of Directors determines, in its sole discretion, that such revision is in the best interests of the Company in light of then existing business and financial conditions. (No such revision is currently contemplated.) The Company does not currently anticipate that its loan portfolio will realize an annual turnover in excess of 50%. The Company will not lend to, or otherwise invest more than, the lesser of (i) 10% of its total assets, or (ii) 30% of its paid-in capital attributable to its common stock, in any one small business concern. (See "SBA Regulations, Item 1") The Company has not made, and is prohibited by applicable SBA regulations from making, loans to officers, directors or principal stockholders of the Company or "Associates" of the Company, as such term is defined in applicable SBA Regulations.

     The proceeds of the Company's 1989 offering of Common Stock were invested in accordance with applicable SBA regulations, which permit the investment of such funds in certificates of deposit issued by FDIC- or FSLIC-insured institutions which mature within one year or less, direct obligations of the United States or obligations guaranteed by the United States, the remaining maturities of which do not exceed fifteen months, or in savings accounts in any institution insured by the FDIC or FSLIC.

     The Company's currently outstanding loans represented loans made to finance certain diversified businesses. The following table sets forth a classification of the Company's outstanding loans as of December 31, 1996:

                      Schedule of Portfolio

                                                BALANCE
                             TYPE OF          OUTSTANDING
       TYPE OF BUSINESS       LOANS          DEC. 31, 1996
       Grocery                   4               $102,323
       Restaurant                5                509,908
       Art Supply                1                 37,476
       Food Supply               3                390,025
       Sneaker Shop              1                 47,672
       Taxi                      9                835,229
       Nail Salon                1                 50,000
       Photo Shop                1                 39,380
       Import-Export             2                106,454
       Dental Lab                1                 39,387
       Contractor                1                 29,122
       Hair Salon                1                135,682
       Laundromat                1                 38,719
       Dry Cleaning             11                872,102
       Manufacturing             2                260,615
       Bakery                    1                 27,881
       Garage Service            3                126,330
       Physician's Office        1                 42,575

                       TOTAL:                  $3,690,880

     The average loan made by the Company to finance the acquisition and/or operation of retail or commercial businesses varies from 25% to 50% of the market value of fixtures and related assets and, in certain cases, real estate used to collateralize the loan. In all cases, the loans are also personally guaranteed by the stockholders of the borrower. The balance of the acquisition price of a retail or manufacturing business is typically financed through a combination of loans secured by a second subordinated mortgage on real estate and cash furnished by the owners. In many instances the Company has obtained a relatively higher rate of interest in connection with these subordinated financings. The Company has not committed more than 10% of its assets to any one business concern. The interest rate charged by the Company on its currently outstanding loans ranges from 8.75% to 16.25% per annum. For the month of December 31, 1996, the average annual unweighted rate per loan was 14%.
The average term of the Company's currently outstanding loans is approximately 45 months.

     As an SSBIC, the Company is required by applicable SBA regulations to submit to the SBA annual valuations of its investment portfolio, as determined by its Board of Directors which considers numerous factors including but not limited to financial strength of borrowers to determine "good" or "bad" status, any fluctuations in interest rates to determine marketability of loans. The Board of Directors has valued the investment portfolio based upon the cost of such investments, less a provision for loan losses. The provision for loan losses represents a good faith determination by the Board of Directors. In the event the Company invests in the future in securities for which price quotations are readily available, the Company will value such investments at their fair market value, based on such quoted prices. With respect to securities for which price quotations are not readily available, such securities will be valued at fair value as determined by the Board of Directors.

     In evaluating each applicant for a loan, the Company considers the following factors: (1) the application (or at least fifty percent (50%) in interest of the concern's principal owners) must be classified as a disadvantaged person under SBA regulations, (2) the applicant must be credit-worthy (which normally included an analysis of the income and assets of the borrower) as determined on the basis of a standard credit check performed or commissioned by the Company, and (3) the value and type of collateral proposed by the prospective borrower to collateralize the loan.

     The Company's current provision of $27,881 for depreciation on loan losses is deemed sufficient.

     SBICs, SSBICs, smaller banks and private lenders have traditionally financed the acquisition and/or operation of small retail and manufacturing businesses. The Company expects to continue to encounter substantial competition from these concerns, many of which are well established and have resource which far exceed those available to the Company.

Item 3.  Policies With Respect to Security Investments

     (a) Types of Investments. The Company has been organized primarily to provide long term loan funds to small business concerns, as described in item 2(g) above. The Company's Certificate of Incorporation provides the Company with the authority to invest in the equity capital of small business concerns. The Company will concentrate at least 20% of the value of its assets in the following group of industries: wholesale and retail trade; services; and manufacturing.

     The Company filed a Notice of Registration on Form N-8A with the Securities and Exchange Commission ("SEC") on September 27, 1989 stating its intention to qualify as a closed-end, non-diversified investment company as such terms are defined in Section 5 of the 1940 Act. The Registration was declared effective on October 18, 1989 by the SEC.

     (b) Maximum Investment. The Company will not lend or otherwise invest more [than the lesser of (i) 10% of its total assets or (ii)] 30% of its paid-in capital attributable to its Common Stock with respect to any one small business concern.

     (c) Percentage of Voting Securities. The percentage of voting securities of any one small business concern which the Company may acquire may not exceed 49% of the outstanding voting securities of such small business, directly or indirectly, if there are fewer than 50 shareholders, except as set forth in paragraph (d) of this Item 3.

     (d) Management Control. The Company does not intend to invest in any company for the purpose of exercising control of management. However, the Company may elect to acquire control in order to protect any of its prior investments which it considers at risk.

     (e) Investment Companies. The Company intends to make changes in its portfolio when, in the judgment of its Board of Directors, such changes will be in the best interest of the Company's stockholders in light of the existing business and financial conditions.

     (f) Loan Portfolio Turnover. The Company does not anticipate that its loan portfolio will realize an annual turnover in excess of 50%, although there can be no assurance with respect thereto.

     The policies set forth in response to this Item 3 constitute fundamental policies of the Company which may be changed only by the vote of majority of its outstanding voting securities.

Item 4.  Ownership of Voting and Convertible Securities of Other Issuers

     The Company does not own, control or hold the power to vote 5% or more of the voting securities of any company, nor does it own securities of any company which are convertible into voting securities of such company and which would, upon such conversion, represent 5% or more of the voting securities of such company. See paragraph (d) of item 3 above.

     Item 5.  Special Tax Provisions Applicable to Registrant

     The following discussion is based on the currently existing provisions of the Code and the currently existing regulations. No assurance can be given that future legislation or administrative changes or court decisions will not significantly modify the statements expressed herein. The following discussion is only a general summary of some of the federal tax principles applicable to the Company and to an investment in the Company's Common Stock, and does not purport to be a complete description of the tax considerations applicable to such investment. Prospective investors should consult their own tax advisers with respect to the tax considerations which pertain to their purchases of the Company Common Stock.

Taxation of a Regulated Investment Company

     Under Section 851 of the Code, a domestic corporation which satisfies certain statutory and regulatory criteria may elect to be taxed as a "regulated investment company", thereby generally avoiding federal income taxation at the corporate level to the extent its income is distributed to its stockholders, since it can claim a deduction for such distributions. In general, in order for the Company to qualify for the tax status of a regulated investment company for a given taxable year, it must meet each of the following conditions for that taxable year:

     (a) The Company must elect to be treated as a regulated investment company on its return for the current taxable year or must have made such election in a prior taxable year.

     (b) The Company must be registered as a management company or remit investment under the 1940 Act during the entire year.

     (c) At least 90% of the Company's gross income for the year must be derived from dividends, interest, gains on the sale or other disposition of stocks or other securities, and payments with respect to securities loans.

     (d) Less than 30% of the Company's gross income must be derived from the sale or other disposition of certain securities which were held for less than three months.

     (e) At the close of each quarter, at least 50% of the value of the Company's total assets must be represented by cash, cash items (including receivables), government securities, securities of other regulated investment companies and other securities (which are subject to limitations on the extent to which the Company's holdings may be concentrated in the securities of a single issuer).

     (f) The Company's deduction for dividends paid (as defined in the Code) equals or exceeds the sum of (i) 90% of its investment company taxable income (as defined in Section 852) and (ii) 90% of the excess of its tax-exempt income over certain disallowed tax-exempt interest deductions.

     (g) The Company must have been a regulated investment company for all tax years after November 7, 1983, or at the end of the current tax year, the Company had no accumulated earnings or profits from a tax year that it did not qualify as a regulated investment company.

     A regulated investment company is subject to normal corporate tax on its "investment company taxable income," which is, in general, determined by excluding from its taxable income any net capital gain and without allowing the deduction for net operating losses and the dividend received deductions for corporations; however, a deduction for certain dividends paid, computed without regard to the capital gains dividend and exempt interest, is allowed. Also, a tax is imposed upon any excess of net capital gain over the amount of deduction for the capital gains dividends paid to shareholders during the year.

     The Company is also subject to a non-deductible excise tax equal to four percent (4%) of the excess, if any of the "required distributions" for each calendar year over the "distributed amount" for such calendar year. For these purposes, the term "required distributions" means, in general, the sum of
(i) 98% of the Company's ordinary income for the calendar year, and (ii) 98% of the Company's capital gain for the 12-month period ending December 31 of the calendar year (unless the Company elects to also use the calendar year for purposes of computing its capital gain), plus an amount denominated as "prior year shortfall". The term "distributed amount" means, in general, the deduction for dividends paid for such calendar year plus the amount, if any, of corporate tax payable by the Company.

     The tax benefits available to a qualified regulated investment company are prospective, commencing with the fiscal year in which all the conditions listed above are met, and would not permit the Company to avoid income tax at the corporate level on income earned during prior taxable years.

     If the Company fails to elect or fails to qualify as a regulated investment company, the Company's earnings will generally be subject to corporate income taxation, and distributions by the Company in the form of dividends will generally be taxed as ordinary income to its shareholders to the extent of the Company's current and accumulated earnings and profits.

Taxation of Regulated Investment Company Shareholders

     A shareholder of a regulated investment company is taxable on the distributions received from a regulated investment company. The portion of the dividend that represents a capital gains distribution is reportable as long term capital gains, regardless of how long the shareholder may have owned the stock. Individuals' capital gains distributions are taxed at the individuals regular rates, but subject to the maximum 28% rate; net long term capital gain received by corporations are subject to regular corporate rates, but subject to a maximum rate of 35%. Long term capital gain distributions do not qualify for the corporate dividends received deduction and cannot be used to circumvent the investment interest limitation rules. The portion of dividends that represents a capital gains distribution received by a corporate shareholder may qualify for the dividends received deduction if regulated investment company designates the amount distributed as an ordinary dividend, and the aggregate amount received does not exceed the aggregate amount of dividends received by the regulated investment company. In general, part of the ordinary income dividends paid by a regulated investment company will qualify for the dividend received deductions available to corporate shareholders in the same ratio that the regulated investment company's dividend income from domestic corporations for a taxable year bears to its gross income for such year (excluding from the Company's gross income gain from the sale or other disposition of stock or other securities). The Company has and will only enter into transactions that will result in interest income, and, therefore, it is unlikely that any part of the ordinary dividends payable by the Company will qualify for the dividend received deduction.

     The Tax Reform Act of 1986 ("1986 Act") and subsequent statutory amendments have significantly changed the Federal income tax system. The marginal Federal income tax rate of individuals and other taxpayers were reduced thereby decreasing the favorable capital gains treatment available upon the sale, exchange or other taxable disposition of a capital assets. In addition, the dividend exclusion available to individuals was eliminated and the dividend received deduction available to corporations was reduced from 85% to 80% or 70% of the dividends received.

     Under the Code, the miscellaneous itemized deductions of a taxpayer are only allowed as a deduction to the extent that such miscellaneous itemized deductions exceed two percent (2%) of the taxpayer's adjusted gross income.
The limit on such itemized deductions will apply to a shareholder of regulated investment companies if such company is not a "publicly offered" regulated investment company, in which case the shareholder is treated as if he had earned his allocable share of the company's income and incurred his allocable share of the expenses of the company directly. For this purpose, substantially all of the expenses of the Company (compensation to employees, allocable office expenses, management fees, etc.) will be treated as miscellaneous itemized deductions of the shareholders.

Tax Benefits of SSBICs

     The Company and its shareholders should qualify for certain tax benefits not ordinarily not available to corporations not licensed as SSBICs, specifically:

     1. Under Section 1243 of the Code, the Company would be entitled to an ordinary loss (rather than capital loss) for losses sustained on stock derived from the conversion of convertible debentures. Because the Company does not presently intend to purchase convertible debentures, however, this potential benefit is not likely to be of practical significance to investors.

     2. Under Section 1242 of the Code, the Company's shareholders would be entitled to take a deduction for an ordinary loss rather than a capital loss on losses resulting from the worthlessness or the sale or exchange of the Company's Common Stock. Shareholders may treat such losses as if they were attributable to a trade or business of the Shareholder, thereby enabling them to treat such losses as net operating losses. The shareholders may also qualify for ordinary loss treatment under Section 1244 of the Code or losses arising from the sale, exchange or worthlessness of shares.

Item 6.  Pending Legal Proceedings

     The Company is not a party to any material pending legal proceedings.

Item 7.Summary of Earnings

     The following table sets forth certain financial information of the Company for 1996, 1995, 1994, 1993 and 1992 and should be read in conjunction with the more detailed financial information included herein. In the opinion of the Company, all adjustments necessary to a fair presentation of the results of the unaudited periods have been included:

                         For the Years Ended December 31,
                   1996      1995      1994      1993      1992

Total Revenue   $428,721  $468,684  $447,813  $494,801  $602,225
Interest Expense 117,448  111,288    141,917   187,119   163,689
Other Expense       --       --         --        --        --
Total Expense    381,125  363,792    414,417   454,360   421,131

Investment
Income Before
Taxes and Loan
Loss Reserve      46,733  104,892     15,066    17,406    40,653

Unrealized
Depreciation in
Value of
Investments       27,881   64,033     97,171   120,816   100,165

Provision
(Benefit) for
Income Taxes
(State and
Federal)             704      721      2,288     2,806     4,958

Net Investment
Income (Loss)     47,596  104,892     33,396    40,441   181,094

Dividends on
Preferred Stock
to SBA
Restricted        85,885   32,667     16,000    36,000      --

Net Investment
Income (Loss)
Available to
Common Stock      46,029  104,171     12,778    14,900    35,695

Earnings (Loss)
per Share of
Common Stock
(after payment
of Preferred
Stock dividend)    .14        .35       --        --        --

Dividends          --         --        --        --        --

Shares of
Common Stock
Outstanding      199,000  199,000    199,000   199,000   199,000

Item 8.  Persons in Control Relationship With Registrant

     The following table sets forth certain information concerning the directors and executive officers of the Company (See Item 9 for a listing of the percentage of Common Stock owned by the following persons):

NAME           ADDRESS                            POSITION

Paul Lee       c/o United Capital Investment   President and
               Corp.                           Director
               60 East 42nd Street
               New York, New York 10065

Linda Lee      c/o United Capital Investment   Secretary
               Corp.
               60 East 42nd Street
               New York, New York 10065

Robert Lee     c/o United Capital Investment   Vice President
               Corp.
               60 East 42nd Street
               New York, New York 10065

Simon Lai      c/o United Capital Investment   Treasurer and
               Corp.                           Director
               60 East 42nd Street
               New York, New York 10065

Pei Chung Lee  c/o United Capital Investment   Director<F1>
               Corp.
               60 East 42nd Street
               New York, New York 10065

Robert Hsieh   c/o United Capital Investment   Director
               Corp.
               60 East 42nd Street
               New York, New York 10065

Chek Jun Chan  c/o United Capital Investment   Director
               Corp.
               60 East 42nd Street
               New York, New York 10065

PAUL LEE, 71, has been President and a Director of the Company since May 1984. From 1975 to April 1984, Mr. Lee served as President and Director of World Wide Marine, Inc.

LINDA LEE, 61, has been a Vice President of the Company since May 1984. Ms. Lee is the wife of Paul Lee, President and a Director of the Company.

ROBERT LEE, 49, has been a Vice President of the Company since May 1984.
Mr. Lee resigned on April 19, 1991 but rejoined the Company as Vice President on December 27, 1996. From September 1978 to May 1987, Mr. Lee was employed by Time, Inc. Mr. Lee is the son of Pei Chung Lee, a Director of the Company.

SIMON LAI, 63, has been Treasurer and a Director of the Company since May 1984. From 1968 to 1995, Mr. Lai has served as Director of General Accounting for
St. Luke's-Roosevelt Hospital Center located in New York, New York.

PEI CHUNG LEE, 76, has been a Director of the Company since May 1984. From 1980 to the present, Mr. Lee has served as director for World International Holdings Ltd. Mr. Lee has served as Vice Chairman for World Wide Shipping Agency Ltd. from 1973 to 1994.

ROBERT HSIEH, 62, has been a Director of the Company since May 1984. From 1985 to 1995 he has served as President of Suntan Knitwear Inc. and from 1976 to 1985 he served as President of ATA Knit Inc.

CHEK JUN CHAN, 61, has been a Director of the Company since January 1989.
Mr. Chan is the Manager of the Accounting Department of World Wide Marine, Inc. from 1970 to the present.

Paul Lee, President and Director of the Company, and P.C. Lee, a Director of the Company, own in the aggregate 61.80% of the Company's Common Stock, and are deemed "Control Persons" under the 1958 Act.

Item 9.  Persons Owning Equity Securities of Registrant

     The following table sets forth certain information as to those persons who, to the knowledge of the Company, owned beneficially 5% or more of the outstanding Common Stock of the Company as of the date of December 31, 1996 and as to the officers and directors of the Company as a group. As long as each person listed continues to hold 5% or more of the Company's outstanding Common Stock, he will be deemed as an "affiliate" of the Company as such term is defined in the 1940 Act:

                        Number of Shares   Percent of Class as of
Name and Address        of Common Stock    December 31, 1996
                        Owned

Paul Lee                    68,250              34.30%
c/o United Capital
Investment Corp.
60 East 42nd Street
New York, NY 10165

Pei Chung Lee               54,753              27.50%
c/o United Capital
Investment Corp.
60 East 42nd Street
New York, NY 10165

Linda Lee                   19,200               9.6%
c/o United Capital
Investment Corp.
60 East 42nd Street
New York, NY 10165

Rita Lee                    18,900               9.5%
c/o United Capital
Investment Corp.
60 East 42nd Street
New York, NY 10165

James Yu                    14,260               7.20%
c/o United Capital
Investment Corp.
60 East 42nd Street
New York, NY 10165

All Officers and           157,243              79%
Directors as a Group

Item 10.  Number of Holders of Equity Securities

     The following table indicates the approximate number of holders of record of each class of equity securities of the Company as of December 31, 1996:

             Title of Class                 Number of Holders
             Common Stock                         114
             Class A Preferred Stock                0
             Class B Preferred Stock                1<F2>

Item 11.  Directors and Executive Officers

     See Item 8 of this Registration Statement.

Item 12.  Members of Advisory Board of Registrant

     The Company does not have an Advisory Board or similar board, other than its Board of Directors.

Item 13.  Remuneration of Directors, Officers and Members of Advisory Board

     The following table sets forth all remuneration for services rendered to the Company during the year ended December 31, 1996, paid to or accrued for the account of all executive officers as a group. Paul Lee received $80,000 in salary in 1996 as President of the Company and Linda Lee received $60,000 in salary in 1996 as Secretary of the Company:

      Name of Individual or
    Number of Persons in Group                   Salaries
   All executive officers as a group (2)         $141,600<F3>

Item 14.  Indemnification of Directors and Officers

     By action of its Board of Directors, the Company has modified its by-laws to provide indemnification to its past and present directors and officers as follows:

     The Company shall indemnify its past and present officers and directors against reasonable expenses (including attorneys' fees) and, in non-derivative suits, against judgments, fines, and amounts paid in settlement resulting from any action or proceeding, whether civil or criminal, by reason of the fact of such officership or directorship. Such indemnification is only available, however, if the liability of such officer or director did not arise by reason of the proposed indemnity's willful malfeasance, bad faith, gross negligence or reckless disregard of duties (such conduct to be referred to hereinafter as "disabling conduct"). The proposed indemnitee shall be deemed to have not engaged in disabling conduct if (a) a final decision on the merits is entered by a court or other body before whom the proceeding is brought that the proposed indemnity was not liable by reason of disabling conduct (which shall be understood to include the dismissal of an action or proceeding for insufficiency of disabling conduct with which the proposed indemnitee is charged), (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, is made that the proposed indemnitee was not liable by reason of disabling conduct by (i) the vote of a majority of a quorum of directors who are neither "interested persons" (as defined in the 1940 Act) nor parties to the proceeding ("independent directors") or (ii) independent legal counsel in a written opinion. The Company may also advance attorneys' fees or other expenses incurred by a proposed underwriter in defending a proceeding, provided that the proposed indemnitee in defending a proceeding, provided that the proposed indemnitee (or another party on his behalf) undertakes to repay the advance unless it is ultimately determined that he is entitled to indemnification, and further provided, that (a) the proposed indemnity shall provide security for his undertaking, (b) the Company shall be insured against losses arising by reason of lawful advances, or (c) a majority of a quorum of independent directors, or independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that there is reason to believe that the proposed indemnitee will ultimately be found entitled to indemnification.

Item 15.  Custodians of Portfolio Securities

     The Company acts as custodian for all securities held in its portfolio. As such, the Company is subject to the "self-custodian" provisions of Rule 17f-2 under the 1940 Act. The Company maintains its securities at Chase Manhattan Bank, 60 East 42nd Street, New York, New York 10165 in a safe deposit box maintained by the Company.

Item 16.  Investment Advisers

     Not applicable.

Item 17. Business and Other Connections of Investment Advisers and Their Management

     Not applicable.

Item 18.  Interests of Affiliated Persons in Certain Transactions

     The Board of Directors of the Company has adopted policies governing potential conflicts of interest between the Company and its directors and officers. Together, these policies comprise the Company's "Code of Ethics" as required under the 1940 Act. The Company complies with SBA regulations prohibiting conflicts of interest in providing financings to associated entities.

     These policies generally provide that no officer, director or employee of the Company will make any loan which might be deemed to be appropriate for the Company, unless and until such transaction is first approved by a majority of the directors of the Company who are not "interested persons" of the Company within the meaning of the 1940 Act and who have no financial or other material interest in the transaction. In reviewing any such transaction, the directors will examine, among other factors, whether the transaction would deprive the Company of an opportunity or whether it would otherwise conflict with the best interests of the Company and its stockholders. A complete record of any such review and the results of the review will be maintained by the Company as part of its permanent records.

     A copy of the Company's Code of Ethics has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and the discussion thereof in this Prospectus is qualified in its entirety by this reference thereto.

     See Item 13 of this Registration Statement.

Item 19.  Capital Stock

     The authorized capital stock of the Company consists of 1,000 shares of Cumulative Class A Preferred Stock, $1,000 par value, 3,000 shares of Cumulative Class B Preferred Stock, $1,000 par value, and 300,000 shares of Common Stock.

Common Stock

     Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding share of Common Stock may elect all of the Directors of the Company. The Common Stock does not have any preemptive rights. All shares of the Common Stock outstanding are fully paid and non-assessable. Upon liquidation, dissolution or winding up of the affairs of the Company, its assets remaining after provision for payment of creditors would be distributed pro rata among holders of the Common Stock.

     Dividends may be paid to the holders of the Common Stock when and if declared by the Board of Directors out of funds legally available therefor, but only after the Company has paid all cumulated dividends then in arrears on its Class B Preferred Stock. In order to qualify as a "regulated investment company" for federal income tax purposes, the Company is required to distribute annually as dividends at least 90% of its taxable income, to the extent earned. As of December 31, 1996, the Company had issued and outstanding 199,000 shares of Common Stock. See "Item 5."

Preferred Stock

     Shares of preferred stock may be issued only to the SBA. Such shares are nonvoting and dividends thereon are preferred and cumulative to the extent of 4% of par value per annum for Class B Preferred Stock. Since the Company, in order to continue to qualify as a "regulated investment company", will be required to make dividend distributions to its stockholders, the Company will be required to pay the cumulative dividend on the Class B Preferred Stock on a current basis. Prior to any liquidation or redemption or repurchase of Common Stock, the SBA, as the holder of the Class B Preferred Stock, will be entitled to the payment of the par value of such shares, and to the payment of all cumulative dividends then in arrears. The Company had dividends in arrears on its Class B Preferred Stock of $36,000 as of December 31, 1996. As of December 31, 1996, the Company had issued an outstanding 900 shares of Class B Preferred Stock. Under the 1940 Act, the Company is not permitted to issue any senior securities other than the Class B Preferred Stock and debentures.

     The following table sets forth the capitalization of the Company as of December 31, 1996:
                                         As of December 31, 1996
                                                (Unaudited)

       Subordinated Debentures to SBA<F4>        $1,800,000
       4% Preferred Stock, $1,000 Par
       Value<F5>                                    900,000
       Common Stock, $.01 Par Value<F6>               1,990

               Total Capitalization and
               Additional Paid-in Capital         1,028,500
               Total Capitalization
               4% Preferred Stock                 1,030,000
               Net Assets Per Share of
               Common Stock, shares
               outstanding<F7>                         10.0
               Number of shares of
               Common Stock outstanding             199,000

Item 20.  Long-term Debt

     In the past, the Company has sought, and will continue to seek, to obtain financing from the SBA to the maximum extent permitted under the 1958 Act for the SSBIC which loans funds to, but does not generally invest in, the equity of small business concerns.

General

     The SBA may purchase shares of cumulative preferred stock of the Company for cash up to an amount equal to the Company's aggregate paid-in capital and paid-in surplus, net of organizational expenses and excluding any amounts paid by the SBA, if on average the Company has been profitable for its last three fiscal years. As required by statute, such preferred stock must be non-voting and must yield preferred and cumulative dividends to the extent of 4% of par value per share per annum. Because the Company, in order to preserve certain federal income tax benefits available to it as a regulated investment company (see "Item 5"), will make distributions to its stockholders of at least 90% of its investment company taxable income, the Company will be required to pay this 4% dividend on a current basis on its Class B Preferred Stock owned by the SBA. The amount of the dividends in arrears was $36,000 and as of December 31, 1996 will be paid from current earnings prior to distribution of dividends to any shareholder of Common Stock.

     The SBA may also purchase subordinated debentures issued by an SSBIC equal in value to the lesser of $10 million or 200% of the SSBIC's aggregate paid-in capital and paid-in surplus, net of organization and start-up expenses and excluding any amounts paid by the SBA. As required by statute, the maturity date of such debentures may not be extended to a date exceeding 15 years from the date of issue and must bear an interest rate determined by statute and described above under the heading "Item SSBIC Benefits." The Subordinated Debentures most recently purchased by the SBA from the Company bear interest at a rate of 5.33% and 7.08%, respectively, per annum for the first five years of their term and at a rate of 8.33% and 7.08%, respectively, per annum for the remaining five years of the term. The actual rate of interest which will be borne by any debentures issued in the future will be determined in accordance with the applicable statutes and will depend on economic factors existing at the time the debentures are issued. The SBA's policy is to purchase such debentures only after the SSBIC has committed and/or invested 50% or more of its aggregate paid-in capital and paid-in surplus (including the amount paid by the SBA for preferred stock) to loans for small businesses, and only to the extent the SSBIC can demonstrate a need for additional financing at that time.
Although such debentures may be issued for a term up to 15 years, the term of issuance is typically ten years.

Prior SBA Financing

     The Company has been able to obtain substantial financing from the SBA since its initial capitalization in 1985. As of December 31, 1996, the Company had obtained $2,700,000 of SBA financing for which it was eligible on the basis of its then existing paid-in capital. This SBA financing consisted of $900,000 received as payment for 900 shares of the Company's Preferred Stock and $1,800,000 received in exchange for Subordinated Debentures in such total principal amount. See "Item 19."

Item 21.  Other Securities

     The Company does not have authorized any security other than the capital stock described in response to Item 19 above and the long-term debt described in response to Item 20 above.

FINANCIAL STATEMENTS

Table of Contents                                            Page

Report of Independent Certified Public Accountants............F-1

Statements of Assets and Liabilities of United
     Capital Investment Corp. as at December 31,
     1996, 1995, and 1994.....................................F-2

Statements of Operations for the Years Ended
     December 31, 1996, 1995, and 1994........................F-4

Statements of Cash Flow for the Years Ended
     December 31, 1996, 1995, and 1994........................F-5

Statements of Stockholders' Equity for the Years
     Ended December 31, 1996, 1995, and 1994..................F-6

Notes to the Financial Statements.............................F-7

Scheduled Investments.........................................F-13

Information Per Share Data December 31, 1996, 1995,
     and 1994................................................F-14


PART III.INFORMATION NOT REQUIRED IN PROSPECTUS

Item 35.   Financial Statements and Exhibits

     (a)  Financial Statements:

          Included in Part I.

     (b)  Exhibits:

          (1)  Certificates of Incorporation, as amended
          (2)  By-laws
          (3)  Shareholder Agreement. as amended
          (4)  Safe Box Agreement
          (5)  Pension Plan and Profit Sharing Plans
          (6)  SBA License
SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Amendment 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 17th day of June, 1997.

UNITED CAPITAL INVESTMENTS CORP.


By: /s/ Paul Lee
Paul Lee
President
EXHIBIT INDEX
                                                         Page No.
                                                  in Sequentially
Exhibit No.   Description                         Numbered Volume

1.            Certificates of Incorporation,
              as amended
2.            By-laws
3.            Shareholder Agreement, as amended
4.            Safe Box Agreement
5.            Pension Plan and Profit Sharing
              Plans
6.            SBA License

<F1>Such person is not an "interested" person as that term is defined in the
1940 Act.
<F2>Under the terms of the Certificate of Incorporation of the Company,
Preferred Stock may be issued only to the United States of America Small Business Administration (or a successor agency) pursuant to the provisions of the 1958 Act, and the regulations promulgated thereunder.
<F3>Mr. Paul Lee's and Linda Lee's salary constitutes the major portion of the
Company's total "Management fee compensation" which must be approved by the SBA. The SBA approved management fee compensation of $160,000 for the year ended December 31, 1996.
<F4>As of December 31, 1996, the Company has outstanding $1,800,000 principal amount of ten-year Subordinate Debentures held by the SBA as follows:

   Principal Amount  Date of Maturity        Annual Rate
                                             of Interest
                                         1st 5 Years  2nd 5 Years

      $400,000       September 1, 2001      5.33%        8.33%
    $1,400,000       September 1, 2001      7.08%        7.08%

<F5>The Company is authorized by its Certificate of Incorporation, as amended, to issue 4,000 shares of Preferred Stock, $1,000 par value to the SBA. As of December 31, 1996, the Company had issued 900 shares of Class B Preferred Stock of the SBA for an aggregate price of $900,000.

<F6>The Company has issued an outstanding 199,000 shares of its Common Stock,
$.01 par value. The company is authorized by its Certificate of Incorporation, as amended, to issue up to 300,000 shares of its Common Stock.
<F7>Computed on the basis of total assets less total
liabilities divided by total numbers of common shares.